Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525
Tel: (203) 762-2499
Fax: (203) 761-0839

May 23, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Startech Environmental Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed May 13, 2008
File Nos. 333-143478 and 333-145903

Dear Ms. Hardy:

On behalf of Startech Environmental Corporation (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated May 19, 2008 relating to the above-captioned amended registration statements on Form S-1.  Captions and page references herein correspond to those set forth in the amendments to each of the above-captioned registration statements, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We reference the statements made in your April 2008 Wall Street Transcript interview.  It appears that these statements including quotes regarding the attractiveness of your stock price from the CEO may entail an offering of securities to potential investors without an accompanying Section 10 prospectus.  Please provide a detailed analysis of why you believe you are in compliance with Section 5 of the Securities Act.  We may have further comment.  In addition, please consider providing risk factor disclosure regarding the impact to you and your business resulting from a potential Section 5 violation.

We believe that the Wall Street Transcript interview to which the Staff’s comments refer was not in violation of Section 5 of the Securities Act.  The securities offerings to which the S-1 registration statements relate are not being made on behalf of

Ms. Jennifer Hardy
May 23, 2008

the Company, but rather pursuant to contractual registration rights commitments of the Company made to shareholders of the Company who purchased shares in private placement transactions between 2003 and 2007.  The Company will receive none of the proceeds of the sale of securities pursuant to the registration statements, directly or indirectly.  The Company, under the terms of the registration rights agreements, has no obligation to assist the selling shareholders in marketing their securities sold pursuant to the registration statements and the Company has no interest in the success of any offering made pursuant to the registration statements or the price that the selling security holders may realize in any such offering.   Moreover, the interview conducted with the Wall Street Transcript was in no way coordinated with the registration of the shares, and its timing was not intended to correlate with any particular stage in the registration process.  The Staff will note that the registration statements were first filed in June and September 2007, respectively, some seven to ten months before the date of the interview.  The process leading to anticipated effectiveness has been long, and the Company has been forced to devote substantial time and resources to the process, in order to comply with its contractual commitments.  The Wall Street Transcript interview was a communication in furtherance of the Company’s responsibility to communicate, in a business as usual mode, with its other investors.

Accordingly, the Company respectfully submits that the Wall Street Transcript interview was without any intention to solicit offers for, or condition the market with respect to, any shares that might be sold pursuant the registration statement and was not in violation of Section 5.  However, out of an abundance of caution, the Company has included in the Risk Factors section of each registration statement a statement to the effect that the remarks made in the Wall Street Transcript interview should not be considered in isolation and investors should make an investment decision only after reading the entire prospectus carefully.

2.
You state that selling expenses for the three months ended January 31, 2008 were $191,644, compared to $164,818 for the same period in the prior year, an increase of $26,826, or 16.3%, primarily due to certain deferred selling costs being charged off because signing up the prospective client is no longer deemed to be probable.  Please tell us the nature of these expenses that were initially deferred, and your basis in GAAP therefore.

During the quarter ended January 31, 2008, the Company charged off $19,696 of deferred selling costs, which primarily consisted of marketing expenses associated with a specific target client.  These costs were incurred in anticipation of signing an agreement with the target client, whereby the Company would fabricate and sell one of the Company’s Plasma Converter Systems (“PCSs”).

Ms. Jennifer Hardy
May 23, 2008

These costs were deferred in accordance with AICPA Statement of Position  81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).  Paragraph 75(a) of SOP 81-1, under the heading of “Pre-Contract Costs”, states the following:

“Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained……..……..may be otherwise deferred, subject to evaluation of their probable recoverability, but only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is probable.”

In the Company’s estimation, until the quarter ended January 31, 2008, recovery of these costs from an eventual sale of a PCS was probable.

If you have any questions, please do not hesitate to contact Joshua E. Davis of Kramer Levin Naftalis & Frankel LLP or David J. Levine, outside counsel to the Company, at (212) 715-9100, or me at the above telephone and facsimile numbers.

                Very truly yours,

                By: /s/ Peter J. Scanlon
                Name: Peter J. Scanlon
                Title:   Chief Financial Officer

cc:           David J. Levine, Esq.
Joshua E. Davis, Esq.
Scott S. Rosenblum, Esq.